Exhibit 15.2

Crown Gold Recoveries (Proprietary) Limited

(Registration number: 1988/005115/07)

Consolidated financial statements

for the year ended 30 June 2005, 2004 and 2003

Report of the Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Crown Gold Recoveries (Proprietary) Limited

We have audited the accompanying consolidated balance sheets of Crown Gold Recoveries (Proprietary) Limited and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated income statements, statements of changes in equity and cash flow statements for each of the years in the two-year period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Gold Recoveries (Proprietary) Limited and its subsidiaries at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2004, in conformity with South African Statements of Generally Accepted Accounting Practice.

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 18 to the financial statements, the Group has suffered recurring losses from operations and has a net capital deficiency and its current liabilities exceed its current assets. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

/s/ W van der Merwe
W van der Merwe
Director

Johannesburg, Republic of South Africa
November 26, 2004

Crown Gold Recoveries (Proprietary) Limited

Consolidated income statement
for the year ended 30 June

	Notes	2005 (Unaudited) R'000	2004 (Audited) R'000	2003 (Audited) R'000
Revenue	2	**589,474**	643,610	571,894
Cost of sales		**(624,617)**	(646,760)	(582,808)
Cash costs		**(561,439)**	(599,338)	(522,231)
Depreciation	5	**(18,289)**	(19,637)	(45,266)
Retrenchment costs		**(4,388)**	(56)	-
Movement in provision for environmental rehabilitation	12	**(41,292)**	(28,094)	(15,958)
Movement in gold-in-process		**791**	365	647
Operating loss from gold		**(35,143)**	(3,150)	(10,914)
Other income		**-**	9,212	15,728
Administration expenses		**(12,812)**	(29,372)	(27,149)
Impairment of mining assets		**-**	(44,964)	(204,987)
Profit on disposal of mining assets		**7,518**	-	-
Impairment of loan to subsidiary				-
Loss from operations	3	**(40,437)**	(68,274)	(227,050)
Interest received		**475**	1,124	1,619
Interest paid		**(51,427)**	(53,368)	(50,769)
Loss before taxation		**(91,389)**	(120,518)	(276,472)
Taxation	4	**(166)**	(166)	(586)
Net loss for the year		**(91,555)**	(120,684)	(277,058)

Crown Gold Recoveries (Proprietary) Limited

Consolidated balance sheet
at 30 June

Assets	Notes	2005 (Unaudited) R'000	2004 (Audited) R'000
Non-current assets		**102,167**	108,576
Mining assets	5	**92,218**	100,639
Investments	6	**9,949**	7,937
Current assets		**61,735**	54 669
Inventories	7	**19,998**	18,536
Accounts receivable		**26,393**	15,156
Taxation		**-**	128
Cash and cash equivalents		**15,344**	20,849
Total assets		**163,902**	163,246
Equity and liabilities			
Capital and reserves			
Share capital	8	**-***	-*
Accumulated loss		**(688,552)**	(596,997)
Shareholders' deficit		**(688,552)**	(596,997)
Non-current liabilities		**639,346**	590,737
Shareholders' loans	9	**367 262**	364,345
Long-term liabilities	10	**130,306**	130,306
Provision for post-retirement medical benefits	11	**13,839**	9,577
Provision for environmental rehabilitation	12	**127,939**	86,509
Current liabilities		**213,108**	169,506
Taxation		**32**	-
Amounts owing to Group companies		**-**	44
Leave pay provision	13	**11,799**	12,612
Accounts payable and accrued liabilities		**197,702**	153 104
Bank overdraft		**3,575**	3,746
Total equity and liabilities		**163,902**	163,246

* Less than R1,000.

Crown Gold Recoveries (Proprietary) Limited

Consolidated statement of changes in equity
for the year ended 30 June

	Number of ordinary shares	Share capital	Accumulated loss	Total
		R'000	R'000	R'000
Balance at 30 June 2002	100	-*	(199,255)	(199,255)
Net loss for the year	-		(277,058)	(277,058)
Balance at 30 June 2003	100	-*	(476,313)	(476,313)
Net loss for the year	-		(120,684)	(120,684)
Balance at 30 June 2004	100	-*	(596,997)	(596,997)
Net loss for the year			(91,555)	(91,555)
Balance at 30 June 2005	100	-*	(688,552)	(688,552)

* Less than R1 000.

Crown Gold Recoveries (Proprietary) Limited

Consolidated cash flow statement
for the year ended 30 June

	Notes	2005 (Unaudited) R'000	2004 (Audited) R'000	2003 (Audited) R'000
Cash flow from operating activities				
Cash received from sales of precious metals		**589,474**	643,610	571,894
Cash paid to suppliers and employees		**(542,362)**	(642,024)	(463,522)
Cash generated by / (applied to) operations	A	**47,112**	1,586	108,372
Interest received		**475**	1,124	1,619
Taxation paid		**(6)**	(310)	(581)
Interest paid		**(51,427)**	(53,368)	(25,334)
Net cash flow from operating activities		**(3,846)**	(50,968)	84,076
Cash flow from investing activities				
Net purchase of mining assets		**(10,024)**	(79,832)	(65,619)
Proceeds on disposal of mining assets		**7,673**	769	2,347
Contributions to rehabilitation trust fund		**(2,011)**	(518)	(767)
Payments from rehabilitation trust fund		**-**	30	23
Purchase of non-current investments and other assets		**-**	(9)	-
Acquisition of subsidiary net of cash acquired	B	**-**	-	(99,065)
Net cash flows from investing activities		**(4,362)**	(79,560)	(163,081)
Cash flow from financing activities				
Proceeds from long-term borrowings		**-**	64,038	17,613
Proceeds from Group Company and shareholders' loans		**2,874**	42,616	77,574
Net cash flows from financing activities		**2,874**	106,654	95,187
Net (decrease)/increase in cash and cash equivalents		**(5,334)**	(23,874)	16,182
Cash and cash equivalents - at beginning of year		**17,103**	40,977	24,795
Cash and cash equivalents - at end of year	C	**11,769**	17,103	40,977

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated cash flow statement
for the year ended 30 June

	2005 (Unaudited) R'000	2004 (Audited) R'000	2003 (Audited) R'000
A. Reconciliation of loss before taxation to cash (applied to)/ generated by operations			
Loss before taxation	**(91,389)**	(120,518)	(276,472)
Adjusted for:	**105,811**	154,879	316,793
Depreciation	**18,289**	19,637	45,266
Movement in environmental rehabilitation provision	**41,430**	28,094	15,958
Movement in leave pay provision	**(813)**	6,192	
Movement in gold-in-process	**(791)**	(365)	(647)
Impairment of mining assets and investments	**-**	44,963	204,987
Interest received	**(475)**	(1,124)	(1,619)
Interest paid	**51,427**	53,368	50,769
Provisions for employee benefits raised during the year	**4,262**	4,114	2,089
Profit on sale of mining assets	**(7,518)**	-	(10)
Working capital changes:	**32,690**	(32,775)	68,051
Inventories	**(671)**	1,192	(1,683)
Accounts receivable	**(11,237)**	5,591	5,736
Accounts payable and accrued liabilities	**44,598**	(39,558)	63,998
Cash (applied to) / generated by operations	**47,112**	1,586	108,372
B. Acquisition of subsidiary net of cash acquired			
Mining assets			179,862
Inventories			1,682
Accounts receivable			17,110
Cash and cash equivalents			5,307
Provision for environmental rehabilitation			(21,469)
Accounts payable			(69,897)
Leave pay provisions			(8,223)
Total net book value at date of acquisition			104,372
Less cash and cash equivalents of acquired entity			(5,307)
Net consideration			99,065

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated cash flow statement
for the year ended 30 June

C. Cash and cash equivalents

Cash and cash equivalents	**15,344**	20,849	40,977
Bank overdraft	**(3,575)**	(3,746)	-
	11,769	17,103	40,977

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

1.   Principal accounting policies

1.1   Basis of preparation

The financial statements are prepared on the historical cost basis modified for the revaluation of certain financial instruments to fair value and incorporate the following principal accounting policies, which are consistent with those applied the previous year and comply with South African Statements of Generally Accepted Accounting Practice.

1.2   Consolidation

The Group annual financial statements incorporate the annual financial statements of the Company, its subsidiaries and their associated environmental rehabilitation trust funds. The results of the subsidiaries are included from the date on which effective control was acquired up to the date control ceased to exist.

All inter-company transactions and balances have been eliminated. Unrealised profits that arise between Group entities are also eliminated.

1.3   Goodwill

Goodwill represents the excess of the purchase consideration over the Group's interest in the fair value of the identifiable assets and liabilities of the acquired subsidiary.

The carrying amount of goodwill is reviewed annually and written down for impairment where considered necessary.

1.4   Mining assets

1.4.1   Mine development

Development costs relating to major programmes at existing mines and plants are capitalised. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines and plants. Ordinary development costs to maintain production are expensed as incurred.

Initial development and pre-production costs relating to a new facility, including interest on borrowed funds used to develop the facility, are capitalised until the facility is brought into production, at which time the costs are amortised.

1.4.2   Plant and machinery

Plant and machinery are recorded at cost of acquisition less sales, recoupments and amounts written off. Depreciation of plant facilities is computed principally by the life of mine method based on estimated proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known sand, slime and archive material from previously worked out mines.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

1.4 Mining assets (continued)

1.4.3 Equipment and vehicles

Equipment and vehicles are shown at cost less accumulated depreciation. Depreciation is calculated using the straight line method, principally over estimated useful lives of 2 to 5 years.

1.4.4 Impairment

Recoverability of the mining assets of the Group, which include development costs, is reviewed annually. Estimated future net cash flows are calculated using estimates of proven and probable ore reserves, estimated future sales (considering historical and current prices, price trends and related factors), cash operating costs, development costs and rehabilitation costs. Reductions in the carrying value of the mining assets of the Group are recorded to the extent that the carrying value exceeds the estimate of future discounted net cash flows.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets.

1.5 Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight line basis over the period of the lease.

1.6 Investments

Investments are accounted for at fair value or at cost where fair value cannot be reliably measured. Gains and losses are included in the income statement.

1.7 Investment in subsidiaries

Investments are carried at cost at date of acquisition. Where directors are of the opinion that the carrying value of the investment is in excess of the net asset value of the subsidiaries, the investment value is impaired to the net asset value of the subsidiaries.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

1.8 Inventories

Inventories, which include gold work-in-process and consumables, are stated at the lower of cost and net realisable value. The cost of gold work-in-process is based on related production costs, which include amortisation. The cost of consumables is determined by the weighted average cost method. Where necessary, provision is made for obsolete, slow moving or defective inventory.

1.9 Environmental rehabilitation

Long-term environmental obligations, comprising decommissioning and restoration, are based on the Group's environmental management plans, in compliance with the current environmental and regulatory requirements.

1.9.1 Decommissioning costs

Provision is made for the net present value of the estimated future decommissioning costs at the end of operating life of the facilities, with a corresponding increase in the carrying value of the related asset. The unwinding of the decommission obligation is included in the income statement. The estimated future costs of decommission obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

1.9.2 Restoration costs

Estimated restoration costs are accrued based on present obligations, as environmental damage is incurred. Estimated costs are regularly reviewed and adjusted as appropriate for changed circumstances. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

1.9.3 Environmental rehabilitation trust

Periodic contributions are made to rehabilitation trust funds, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of the facility.

1.10 Revenue recognition

Gold bullion revenue (and revenue from related by-products) is recognised when it is delivered to the relevant refinery, at which stage all risks and rewards of ownership pass from the Group.

Dividends are recognised when the right to receive payment is established. Interest is recognised on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

1.11   *Retirement and other employee benefits*

Defined contribution plans

The Group contributes to a defined contribution fund. Contributions to defined contribution funds are charged against income as incurred.

Post-retirement medical benefits

The expected costs of post-retirement medical benefits are assessed in accordance with the advice of qualified actuaries and contributions to the relevant fund, including the costs of improved benefits or experience adjustments, are charged to income over the service lives of employees entitled to those benefits.

The Projected Unit Credit Method is used to determine the present value of the post-retirement medical benefit and related current service cost and, where applicable, past service cost.

Actuarial gains or losses in respect of the post-retirement medical benefit is recognised as income or expense if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of:

- 10% of the present value of the obligation at that date before deducting plan assets, and
- 10% of the fair value of any plan assets at that date.

The amount recognised is the excess determined above, divided by the expected average remaining working lives of the employees participating in the plan.

Past service costs are recognised as an expense on a straight line basis over the average period until the benefits vest. To the extent that the benefits have already vested, past service costs are recognised immediately.

1.12   *Taxation*

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years. Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

1.12   Taxation *(continued)*

Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be recognised.

1.13   Financial instruments

Financial instruments recognised on the balance sheet include investments, accounts receivable, cash and cash equivalents, long-term and short-term liabilities, accounts payable and accrued liabilities, and bank overdrafts.

Measurement

Financial instruments are initially measured at cost, including transaction costs, when the Group becomes a party to the contractual arrangements. The subsequent measurement of financial instruments is dealt with in the individual policy statements associated with the relevant item.

Investments

Investments are classified as held for trading and are accounted for at fair value or at cost where fair value cannot be reliably measured. Realised and unrealised investment gains and losses are included in earnings for the relevant period.

Accounts receivable

Accounts receivable are carried at anticipated realisable value. Estimates are made for doubtful debts. Irrecoverable amounts are written off during the year in which they are identified.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and metals on consignment. The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised costs, comprising original debt less principal payments and amortisations.

Derivative instruments

Derivative instruments are measured at fair value.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

1.13 Financial instruments *(continued)*

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss in the period in which the change arises.

Gains and losses from measuring the hedging instruments relating to a fair value hedge at fair value are recognised immediately in net profit or loss.

Gains and losses from remeasuring the hedging instruments relating to a cash flow hedge to fair value are initially recognised directly in equity. If the hedged firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in the income statement immediately.

1.14 Foreign currencies

Transactions in foreign currencies are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains and losses arising on translation are credited to or charged against income.

1.15 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the liability.

1.16 Comparative figures

Where necessary comparative figures have been reclassified to comply with the current year's disclosure.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

	2005 (Unaudited) R'000	2004 (Audited) R'000	2003 (Audited) R'000
2. Revenue			
Gold revenue	**574,573**	639,527	559,035
By-product revenue	**18,646**	7,007	1,061
Hedging loss	**(3,745)**	(2,924)	11,798
Total revenue	**589,474**	643,610	571,894
3. Loss from operations			
Loss from operations includes the following:			
Auditors' remuneration	**(687)**	(603)	(679)
- audit fees	**(555)**	(558)	(297)
- audit fees in respect of previous years	**(132)**	35	12
- fees for other services	**-**	(80)	(394)
Royalties paid	**(6,549)**	-	(2,538)
Employment remuneration	**(173,178)**	(212,581)	(224,269)
- salaries and wages	**(146,402)**	(191,620)	(133,574)
- pension fund contributions	**(8,642)**	(8,818)	(6,921)
- contracted employees	**(18,134)**	(12,143)	(83,774)
Management, technical, administrative and secretarial service fees paid to DRDGOLD Limited and Khumo Bathong Holdings Limited	**(7,849)**	(23,967)	(25,626)
Profit on the sale of mining assets	**7,518**	7	10
Profit on sale of listed investments	**-**	-	2,080
Dividends received	**-**	-	580
Pumping subsidy received from government	**(14,904)**	(20,439)	-
Depreciation	**18,289**	19,637	45,266
Impairment of mining assets and investments	**-**	44,963	204,987
Increase / (decrease) in provisions	**44,741**	38,400	18,465
- Environmental rehabilitation	**41,292**	28,094	15,958
- Post retirement medical benefits	**4,262**	4,114	-
- Leave pay	**(813)**	6,192	2,507

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

	2005 (Unaudited) R'000	2004 (Audited) R'000	2003 (Audited) R'000
4. Taxation			
South African normal tax			
– current non-mining tax	**166**	166	586
Mining tax on mining income is determined on a formula which takes into account the profit and revenues from mining operations during the year. The statutory tax rate, which is determined by the formula, varies.			
Estimated tax losses available for off-set against future taxable income of	**377,845**	357,840	338,724
Income other than from mining operations is taxable at a rate of 38%, since the Company has, in terms of tax legislation, opted for a tax regime which does not require the deduction of Secondary Tax on Companies (STC) on dividends declared.			
Unredeemed capital expenditure allowances available for set-off against future mining income	**1,081,830**	987,463	887,135
No deferred tax asset has been raised as it is uncertain whether future taxable profits will be earned against which the assessed tax losses and unredeemed capital expenditure could be utilised.			

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

	2005 (Unaudited) R'000	2004 (Audited) R'000
5. Mining assets		
Total		
Cost		
Opening balance	**1,280,709**	1,201,704
Additions	**10,024**	79,832
Disposals	**(415)**	(827)
Closing balance	**1,290,318**	1,280,709
Accumulated depreciation		
Opening balance	**(1,180,071)**	(1,115,528)
Depreciation	**(18,289)**	(19,637)
Impairment charge	**-**	(44,963)
Disposals	**260**	58
Closing balance	**(1,198,100)**	(1,180,070)
Net carrying value	**92,218**	100,639
Mine development		
Cost		
Opening balance	**892,471**	878,242
Additions	**-**	14,914
Disposals	**-**	(685)
Closing balance	**892,471**	892,471
Accumulated depreciation		
Opening balance	**(892,471)**	(878,242)
Depreciation	**-**	(1,660)
Impairment charge	**-**	(12,569)
Disposals	**-**	-
Closing balance	**(892,471)**	(892,471)
Net carrying value	**-**	-

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

5. **Mining assets** *(continued)*

	2005 **(Unaudited)** **R'000**	2004 (Audited) R'000
Plant and machinery		
Cost		
Opening balance	**363,052**	298,808
Additions	**10,024**	64,244
Disposals	**-**	-
Closing balance	**373,076**	363,052
Accumulated depreciation		
Opening balance	**(265,321)**	(216,094)
Depreciation	**(17,459)**	(16,983)
Impairment charge	**-**	(32,244)
Disposals	**-**	-
Closing balance	**(282,780)**	(265,321)
Net carrying value	**90,296**	97,731
Equipment and vehicles		
Cost		
Opening balance	**7,184**	6,652
Additions	**-**	674
Disposals	**(415)**	(142)
Closing balance	**6,769**	7,184
Accumulated depreciation		
Opening balance	**(4,995)**	(4,118)
Depreciation	**(657)**	(785)
Impairment charge	**-**	-
Disposals	**-**	-
Closing balance	**(5,652)**	(4,903)
Net carrying value	**1,117**	2,281

The group and company's assets are encumbered *(refer notes 9 and 10).*

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

5. **Mining assets**
    (continued)

	2005 **(Unaudited)** **R'000**	2004 (Audited) R'000
Rehabilitation asset		
Cost		
Opening balance	**18,003**	18,003
Additions at cost	**-**	-
Closing balance	**18,003**	18,003
Accumulated amortisation		
Opening balance	**(17,285)**	(17,075)
Amortisation	**(173)**	(209)
Closing balance	**(17,458)**	(17,284)
Net book value	**545**	719

The group assets are encumbered *(refer notes 9 and 10).*

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

5.1 *Impairment of mining assets*

In assessing the recoverability of the mining assets, the estimated cash flows have been calculated by using the following estimates:-

- Proven and probable reserves as included in the company's reserve statement. This reserve statement was reviewed and signed off by an independent technical expert who is of the opinion that the reserves were calculated in accordance with the SAMREC code. These reserves were included in the company's life of mine plan which formed the basis of assessing the recoverability of the company's mining assets.

- The selling price of gold has been estimated at R97 644/kg for year 1, which is calculated as follows:

    - an exchange rate of 6,69 between the South African Rand and US Dollar;

    - a gold bullion price of US$ 454 per ounce.

    Thereafter, the sales price is increased with an average of 7.92% per annum for the remaining life of mine.

- Working costs are based on management's estimates taking into account historical costs, the level of future activities, etc. These costs are escalated at 6% per annum for the remaining life of mine.

- Furthermore, capital expenditure is based on management's best estimates of expected expenditure which will be required to economically mine the proven and probable reserved as included in the life of mine plan.

- The recoverable amount of the company's mining assets is dependent upon achieving the budgeted gold production as included in the life of mine plan. Although these levels are higher than past production, management is confident that future production is achievable.

- Future cash flows were discounted at a rate of 10% per annum, which is consistent with previous years.

Management's estimates of future cash flows are subject to risks and uncertainties. It is therefore possible that changes could occur which may affect the recoverability of the company's mining assets. The directors are of the view that the life of mine plan, on which the impairment calculations are based, is achievable and that any impairment adjustment would be premature at this stage.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

	2005 (Unaudited) R'000	2004 (Audited) R'000
6. Investments		
Investments in unlisted mining companies at fair value and directors' valuation	**2,010**	2,010
Investment in environmental rehabilitation trust funds		
Opening balance	**5,927**	5,439
Growth in environmental rehabilitation trust fund	**597**	518
Rehabilitation payments from funds	**-**	(30)
Contributions to the fund	**1,415**	-
Closing balance	**7,939**	5,927
Total	**9,949**	7,937
7. Inventories		
Gold-in-process at net realisable value	**6,950**	6,159
Consumables and engineering spares	**13,048**	12,377
	19,998	18,536
8. Share capital		
Authorised:		
4,000 ordinary shares of R1 each	**4**	4
Issued:		
100 ordinary shares of R1 each	**-***	-*

Until the forthcoming annual general meeting the directors have the power to issue the unissued shares on such terms and conditions as they may determine, subject to Section 222 of the Companies Act.

* Less than R1,000.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

			2005 (Unaudited) R'000	2004 (Audited) R'000
9.	**Shareholders' loans**			
	Secured		**151,327**	149,838
	DRDGOLD Limited	*a.*	**49,603**	49,603
	DRDGOLD Limited	*b.*	**14,848**	13,359
	DRDGOLD Limited	*c.*	**36,667**	36,667
	DRDGOLD Limited	*d.*	**34,209**	34,209
	DRDGOLD Limited	*e.*	**16,000**	16,000

The loans are secured by a general notarial bond over assets of the Group.

	Unsecured		**215,935**	214,507
	Crown Consolidated Gold	*f.*	**74,232**	74,232
	Crown Consolidated Gold	*g.*	**23,246**	23,245
	DRDGOLD Limited	*h.*	**3,871**	2 444
	Khumo Bathong Holdings (Pty)	*i.*	**114,556**	114,556
	Khumo Bathong Holdings (Pty)	*j.*	**30**	30
			367,262	364,345

a. The loan bears interest at the publicly quoted basic rate of interest per annum at which the Standard Bank of South Africa Limited lends on overdraft to its first class corporate borrowers. Interest is calculated monthly in arrear. The lender has agreed to an indefinite suspension of all payments of principle and interest.

b. The loan bears interest at the publicly quoted basic rate of interest per annum at which the Standard Bank of South Africa Limited lends on overdraft to its first class corporate borrowers. Interest is calculated monthly in arrear. the loan is repayable on demand. The lender has agreed to an indefinite suspension of all payments of principle and interest.

c. The loan bears interest at the publicly quoted basic rate of interest per annum at which the Standard Bank of South Africa Limited lends on overdraft to its first class corporate borrowers. Interest is calculated monthly in arrear. The lender has agreed to an indefinite suspension of all payments of principal and interest.

d. The loan has no fixed repayment terms. Interest is calculated at prime less 0.5% overdraft rate. The lender has agreed to an indefinite suspension of all payments of principal and interest.

e. The loan has no fixed repayment terms. Interest is calculated at 2.5% below prime overdraft rate. The lender has agreed to an indefinite suspension of all payments of principal and interest.

f. The loan bears interest at the publicly quoted basic rate of interest per annum at which the Standard Bank of South Africa Limited lends on overdraft to its first class corporate borrowers. Interest is calculated monthly in arrear. The lender has agreed to an indefinite suspension of all payments of principal and interest.

g. The loan is interest free and repayable on demand. The lender has agreed to an indefinite suspension of all payments of principal and interest.

h. The loan is interest free and repayable on demand.

i. The loan bears interest at the publicly quoted basic rate of interest per annum at which the Standard Bank of South Africa Limited lends on overdraft to its first class corporate borrowers. Interest is calculated monthly in arrear. The lender has agreed to an indefinite suspension of all payments of principal and interest.

j. The loan is interest free and repayable on demand.

Crown Gold Recoveries (Proprietary) Limited
Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

		2005 (Unaudited) R'000	2004 (Audited) R'000
10.	**Long-term liabilities**		
	Secured		
	Industrial Development Corporation of South Africa Limited	**55,000**	55,000
	Industrial Development Corporation of South Africa Limited	**75,306**	75,306
		130,306	130,306

Responsibility for settlement of this loan was assumed by DRDGOLD Limited after year end *(refer note 18)*.

DRDGOLD Limited has agreed to indefinitely suspend all repayments in respect of this loan. Interest is calculated at the prime overdraft rate.

The loan is secured by a session over mining assets with a net book value of R92.2 million *(refer note 5)*.

11. Employee benefit plans

Defined contribution plans

The Company participates in a number of industry-based retirement plans for the benefit of its employees. Certain employees participate in the Sentinel Mining Industry Retirement Fund, a defined contribution fund. Other employees participate in the Crown Employee Benefit Plan and the Mineworkers' Provident Fund, both of which are defined contribution plans.

All funds are independently managed and governed by the Pension Funds Act, 1965.

Skilled workers participate in multi-employer plans, which pay certain medical costs. Employer contributions are determined on an annual basis by the funds. Qualifying dependants receive the same benefits as active employees other than as discussed below. The Company has no legal obligation to retirees and their qualifying dependants for any contributions towards these medical funds.

Provision for post-retirement medical benefits

The Company has an obligation to fund a portion of the medical aid contributions of its employees after they have retired. A provision for post-retirement medical benefits amounting to R13.8 million (2004:R9.6 million) has been raised in the balance sheet based on the latest calculations of independent actuaries performed as at 30 June 2003. Post-retirement medical benefits are actuarially valued every three years.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

	2005 (Unaudited) R'000	2004 (Audited) R'000
12. Provision for environmental rehabilitation		
Analysis of rehabilitation provision:		
Opening balance	**86,509**	58,415
Adjustment to provision	**138**	-
Charge to the income statement	**41,292**	28,094
Closing balance	**127,939**	86,509
The provision for rehabilitation comprises:		
Provision for decommissioning	**54,630**	48,318
Provision for restoration	**73,309**	38,191
Amounts provided for in the balance sheet	**127,939**	86,509

The Group's estimated cost of closure is reviewed annually and the directors are satisfied that adequate provision is made to meet future obligations. Ongoing rehabilitation expenditure is included in working costs.

The trust funds available for future rehabilitation are included as part of investments *(refer note 6)*. The monies in the Trust Fund are invested primarily in interest-bearing debt securities and may be used only for environmental rehabilitation purposes. The group intends to fund the ultimate rehabilitation costs from the money invested with the trust fund as well as, at the time of mine closure, the proceeds on sale of the remaining assets and gold from plant clean-up.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

	2005 (Unaudited) R'000	2004 (Audited) R'000
13. Leave pay provision		
Balance at the beginning of the year	**12,612**	6,420
Additional provision made	**-**	6,192
Amounts incurred and charged to provision	**(813)**	-
Balance at the end of the year	**11,799**	12,612
14. Commitments		
Capital expenditure		
Capital expenditure approved but not yet contracted for	**1,510**	2

This expenditure will be financed from available cash resources and banking facilities.

15. Financial instruments and risk management

In the normal course of its operations the Group is exposed to credit, foreign currency, commodity price, interest rate and liquidity risk.

15.1 Concentration of risk

The Group's financial instruments do not represent a concentration of credit risk because the Group deals with major banks and a reputable refinery, and its debtors and loans are regularly monitored. An adequate level of provision is maintained where necessary.

Because of the international market for gold, the Group believes that no concentration of credit risk exists with respect to the selected refinery, which refines and sells gold on behalf of the Group.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

15.   Financial instruments and risk management *(continued)*

15.2 Foreign currency and commodity price risk

Generally, the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices.

The Group sells its gold in US Dollars. As a result, the Group is subject to transaction exposure from fluctuations in the foreign currency exchange rates. It is the Group's current policy not to hedge foreign currency exchange rate risk. The Group is not subject to any other foreign currency exposure.

15.3 Interest rates and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash from its operations, and shareholders where necessary, and it is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested to achieve maximum returns while minimising risks.

15.4 Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a liquidation sale.

The carrying amounts of investments, accounts receivable, cash and cash equivalents, bank overdraft, amounts owing to group companies and accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short-term maturity of such investments.

Fair values for the long-term liabilities and shareholders' loans are not determinable as the lenders have agreed to an indefinite suspension of all payments of principal and interest. These loans are carried at amortised cost.

16.   Derivative instruments

The Group has entered into hedging transactions which mature in the year ended 30 June 2005. The transactions consist of forward gold sales of 1700 ounces per month until February 2005 at an average strike price of US$376.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

17. Related parties

The Group has related party relationships with its shareholders, directors and senior management. Related party transactions are at arm's length.

17.1 Identity of related parties

- 40% of the company's shares are held by Crown Consolidated Gold Recoveries Limited and 60% by Khumo Bathong Holdings Limited.
- Crown Consolidated Gold Recoveries Limited is a wholly owned subsidiary of DRDGOLD Limited.
- Blyvooruitzicht Gold Mining Company Limited is a wholly owned subsidiary of DRDGOLD Limited.
- Crown Mines Limited and Main Reef Mines Estate Limited are wholly owned subsidiaries of Crown Gold Recoveries (Pty) Limited.

17.2 Material related party transactions

	2005			2004		
	Interest	Management fees	Total	Interest	Management fees	Total
	R'000	R'000	R'000	R'000	R'000	R'000
Crown Consolidated Gold Recoveries Limited	8,137	-	8,137	9,319	-	9,319
DRDGOLD Limited	15,967	6,889	22,856	15,717	21,087	36,804
Khumo Bathong Holdings Limited	12,557	960	13,517	14,379	2,880	17,259
	36,661	7,849	44,510	39,415	23,967	63,382

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

17.2   *Material related party transactions*
         (continued)

Dr. M.P. Ncholo Funeral Assistance

During 2004, financial assistance was provided by ERPM to the family of Dr. M.P. Ncholo, a director, with regards to funeral expenses relating to the death of a family member who was a temporary employee of ERPM. This assistance amounted to R90,447 and was still outstanding at 30 June 2005.

17.3   *Material related party balances*

	2005 R'000	2004 R'000
Included in accounts (payable) / receivable are the following:		
- Blyvooruitzicht Gold Mining Company Limited	**(125)**	-
Amounts owing to group companies consist of accounts (payable) / receivable from:		
- Khumo Bathong Holdings Limited	**-**	(44)
Details of shareholders' loans are disclosed in note 9.		

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

18. **Going concern basis**

    The company and group incurred losses of R80 million and R92 million respectively during the year ended 30 June 2005 and continued to incur losses after year end. At year end the company's current liabilities exceeded its current assets by R130 million and R155 million and its total liabilities exceeded its total assets by R528 million and R689 million respectively. These facts give rise to significant doubt as to the company's and group's ability to realise its assets and to settle its obligations in the normal course of business. Based on the following, the directors believe that the company and group would be able to continue as a going concern for the year ahead:

    - East Rand Proprietary Mines Limited was awarded a state pumping subsidy of R1 million per month from 1 April 2004 to 30 June 2005 plus an additional R7 million as a first phase to install eight high pressure concrete plugs to isolate the Far East Vertical and South East Vertical shafts. Government will be assessing the pumping subsidy on a year by year basis and the payment towards the plugs at the end of each phase of the work. The total project is planned to be completed by August 2008.

      Application for a state pumping subsidy is submitted on a monthly basis for consideration. East Rand proprietary Mines Limited has no guarantee that the subsidy will be awarded beyond June 2005. The directors believe that the pumping subsidy remains in place and that Government assists with providing funds for the eight remaining plugs to be installed.

    - The directors have obtained a letter of financial support from a major shareholder, DRDGOLD Limited.

    - The forecast cash flows indicate that the company and group will be able to meet its obligations as and when they fall due.

    - As indicated in note 11, on 20 July 2005, DRDGOLD Limited assumed responsibility for the Industrial Development Corporation debt which amounted to R55 million and R130 million for the company and group respectively at year end. The directors of DRDGOLD Limited have agreed to the indefinite suspension of all repayments in respect of these balances;

    - As indicated in note 10, Crown Consolidated Gold Recoveries Limited and DRDGOLD Limited have issued guarantees that they will not call for repayment of the amounts due to them, until such time as the creditors have been paid in full or the company and group are restored to solvency.

    Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated annual financial statements
for the year ended 30 June 2005, 2004 and 2003

19. **Subsequent events**

Khumo Bathong Holdings (Pty) Ltd of KBH have signed a memorandum of understating with DRDGOLD, Limited regarding the acquisition by KBH of 15% stake in DRDGOLD's South African operations. The transaction comprises the exchange of 75% of KBH's 60% stake in East Rand Proprietary Mines Limited.

Due to the fact DRDGOLD Limited's chairman, Dr Paseka Ncholo is also a director of the company, the transaction will be a related party transaction. It will therefore be subject to regulatory approvals.

In addition, on the 20 July 2005, DRDGOLD Limited acquired the Industrial Development Corporations debt. (see note 11).

20. **Contingent liabilities**

The company issued an unlimited suretyship in favour of the group's bankers as security for overdraft facilities.

21. **Accounting principles generally accepted in the United States of America (US GAAP)**

The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). SA GAAP differs, in certain respects, from US GAAP. The following is a summary description of these differences:

20.1 *Impairment of assets*

Under SA GAAP, mining assets are evaluated for impairment based on the latest available information. For US GAAP purposes, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for Impairment of Disposal of Long-Lived Assets*, only impairment indicators in existence at the balance sheet date, are considered. Accordingly, there is a timing difference of when impairments are recorded under SA GAAP and US GAAP.

20.2 *Post-retirement medical benefits*

Under SA GAAP, only the contractual liability for post-retirement medical benefits is accounted for. Under US GAAP these benefits are accounted in accordance with the provisions of SFAS No. 106, *Employer's Accounting for Post Retirement Benefits Other Than Pensions,* which states that both the contractual liability and the liability in excess of contributions made by plan members are accounted for. The result is therefore an increased liability under US GAAP.

20.3 *By-product revenue*

Under SA GAAP, revenue includes by-product revenue which is an amount generated from the sale of silver (refer to note 2 to the financial statements). Under US GAAP, by-product revenue is excluded from the revenue amount and is offset against production costs.

Crown Gold Recoveries (Proprietary) Limited

Notes to the consolidated financial statements
for the year ended 30 June 2005, 2004 and 2003

20. **Accounting principles generally accepted in the United States of America (US GAAP)** *(continued)*

20.4 *Other Comprehensive Income*

Under SA GAAP, unrealized gains or losses on investments are included in earnings for the year. Under US GAAP, SFAS No. 130, *Comprehensive Income*, unrealized gains or losses are included as other comprehensive income in the Statement of Stockholders' Equity.

20.5 *Bank overdraft*

Under SA GAAP, the bank overdraft balance is offset against cash and cash equivalents in the cash flow statement. Under US GAAP, SFAS No. 95, *Statement of Cash Flows*, the movement in the bank overdraft balance is disclosed under net cash generated in financing activities in the statement of cash flows.